Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended October 31,
						Nine Months Ended July 31, 2004
	1999	2000	2001	2002	2003
Consolidated pretax earnings from continuing operations	$243,836	$70,672	$(276,766)	$(92,225)	$(55,010)	$60,114
Interest expense	—	—	—	—	—	240
Amortization of debt issuance costs	—	—	—	—	—	240
Interest portion of rental expense	7,500	10,200	10,500	8,700	7,200	4,800

Earnings	$251,336	$80,872	$(266,266)	$(83,525)	$(47,810)	$65,394

Interest expense	$—	$—	$—	$—	$—	$240
Amortization of debt issuance costs	—	—	—	—	—	240
Interest portion of rental expense	7,500	10,200	10,500	8,700	7,200	4,800

Fixed charges	$7500	$10,200	$10,500	$8,700	$7,200	$5,200

Ratio of earnings to fixed charges	33.5	7.9	(25.4)	(9.6)	(6.6)	12.4